Exhibit 3.1

ARTICLES OF AMENDMENT

TO

FOURTH AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

TUCOWS INC.

Tucows Inc., a corporation organized and existing under and by virtue of the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”), for the purpose of amending its Fourth Amended and Restated Articles of Incorporation pursuant to Sections 1915 and 1916 of the PBCL does hereby certify as follows:

1.     Article 3 of the Fourth Amended and Restated Articles of Incorporation of the Corporation is hereby amended to add the following new subsection E:

“E.     Upon the filing (the “Effective Time”) of this Articles of Amendment pursuant to the Sections 1915 and 1916 of the of the Pennsylvania Business Corporation Law of 1988, as amended, each four (4) shares of the Corporation’s common stock, no par value per share, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall automatically without further action on the part of the Corporation or any holder of Old Common Stock, be reclassified, combined, converted and changed into one (1) fully paid and nonassessable share of common stock, no par value per share (the “New Common Stock”), subject to the treatment of fractional share interests as described below (the “reverse stock split”). The conversion of the Old Common Stock into New Common Stock will be deemed to occur at the Effective Time. From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to this Certificate of Amendment. Holders who otherwise would be entitled to receive fractional share interests of New Common Stock upon the effectiveness of the reverse stock split shall be entitled to receive a whole share of New Common Stock in lieu of any fractional share created as a result of such reverse stock split.”

2.     The Corporation hereby certifies that the amendment set forth above has been duly adopted by Corporation’s board of directors and shareholders in accordance with the provisions of Sections 1912 and 1914 of the PBCL.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the 30th day of December, 2013.

TUCOWS INC.

By:	/s/ Michael Cooperman
Name: Michael Cooperman
Title: Chief Financial Officer, Treasurer and Secretary